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------                                                                                                  ----------------------------
Form 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
------                                                Washington, D.C. 20549                            ----------------------------
                                                                                                         OMB Number:  3235-0287
[_] Check this box if no                                                                                 Expires: September 30, 1998
    longer subject to                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Estimated average burden
    Section 16. Form 4 or                                                                                hours per response...  0.5
    Form 5 obligations        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ----------------------------
    may continue.                              Section 17(a) of the Public Utility
    See Instruction 1(b)                   Holding Company Act of 1935 or Section 30(f)
                                              of the Investment Company Act of 1940

(Print or Type Responses)
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
1.  Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading      6.  Relationship of Reporting Person(s)
                                                   Symbol                                     to Issuer (Check all applicable)
    Benouis, James O.
                                                   Silicon Valley Research, Inc. - SVRI       [_] Director       [_] 10% Owner
-----------------------------------------                                                     [x] Officer (give  [_] Other (specify
(Last)          (First)         (Middle)        3. IRS or Social Security  4. Statement for       title)             below)
                                                   Number of Reporting        Month/Year
7608 HWY 71 West                                   Person (Voluntary)         April 2000      President, Chief Executive Officer
-----------------------------------------                                                     ----------------------------------
            (Street)                            5. If Amendment, Date of Original         7.  Individual or Joint/Group Filing
Austin, TX  78735                                  (Month/Year)                               (Check Applicable Line)
-----------------------------------------                                                     [x] Form filed by One Reporting
(City)           (State)            (Zip)                                                         Person
                                                                                              [_] Form filed by More than One
                                                                                                  Reporting Person
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                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security         2. Trans-    3. Trans-        4. Securities Acquired (A)   5. Amount of     6. Owner-   7. Nature of
   (Instr. 3)                   action       action           or Disposed of (D)           Securities       ship        Indirect
                                Date         Code             (Instr. 3, 4 and 5)          Beneficially     Form:       Beneficial
                                             (Instr. 8)                                    Owned at         Direct      Ownership
                                (Month/                                                    End of Month     (D) or
                                Day/                                                                        Indirect (I)
                                Year)     Code       V     Amount    (A) or (D)  Price    (Instr. 3 and 4)  (Instr. 4)    (Instr. 4)
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Common Stock                    4/13/00    X                6,072        A       $0.125                         D
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Common Stock                    4/19/00    X              354,862        A       $0.125      2,135,755          D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)
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FORM 4 (continued)              Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)

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
1. Title of Derivative Security     2. Conver-  3. Trans-    4. Trans-      5. Number of Deriv-      6.  Date Exer-
   (Instr. 3)                          sion or     action       action         ative Securities Ac-      cisable and
                                       Exercise    Date         Code           quired (A) or Dis-        Expiration
                                       Price of                 (Instr. 8)     posed of (D)              Date
                                       Deri-       (Month/                     (Instr. 3,4 and 5)        (Monthly/Day/
                                       vative      Day/                                                  Year)
                                       Security    Year)

                                                                                                         Date    Expira-
                                                                                                         Exer-   tion
                                                                                                         cisable Date
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                                                               Code  V          (A)       (D)
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Warrant to Purchase Common Stock      $0.125      4/13/00       X                        6,072          9/24/99  6/15/04
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Warrant to Purchase Common Stock      $0.125      4/19/00       X                      354,862          9/24/99  6/15/04


                                    7. Title and Amount of    8.  Price of    9. Number of      10. Ownership Form  11. Nature of
                                       Underlying Securities      Derivative     derivative         of Derivative       Indirect
                                       (Instr. 3 and 4)           Security       Securities         Secuirty:           Beneficial
                                                                  (Instr. 5)     Beneficially       Direct (D) or       Ownership
                                       Title          Amount of                  Owned at End       Indirect (I)        (Instr. 4)
                                                      Number of                  of Month           (Instr. 4)
                                                      Shares                     (Instr. 4)
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Warrant to Purchase Common Stock       Common Stock                                                    D
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Warrant to Purchase Common Stock       Common Stock                               413,329(1)           D
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
Explanation of Responses:

(1)  Exercisable within 60 days of filing date.


                                   /s/ James O. Benouis          May 4, 2000
                              -------------------------------    -----------
                              **Signature of Reporting Person       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

required to respond unless the form displays a currently valid OMB Number.

                                                                 SEC 1474 (7-96)